

Mailstop 3233

April 11, 2016

Via E-Mail
Mark D. McHugh
SVP and Chief Financial Officer
Rayonier, Inc.
225 Water Street, Suite 1400
Jacksonville, FL  32202

> **Re:    Rayonier, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 1-6780**

Dear Mr. McHugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of our results of operations for the three years ended December 31, page 32

1.    In future periodic filings, please provide greater detail of the material components of cost of sales in your discussion of results of operations as well as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

Consolidated Financial Statements

Note 3. Timberland Acquisitions, page 65

2.    We note your acquisition of 35,000 acres of timberlands as part of eight separate transactions throughout 2015, and your accounting for such transactions as asset purchases.  For your acquired timberlands, please tell us and disclose in future periodic

filings the characteristics of any material purchases, including the terms of any existing timber supply agreements and/or recreational leases and the annual lease income under such leases.

Note 22. Liability for Dispositions and Discontinued Operations, page 102

3.      You disclose the remaining liabilities associated with prior dispositions and discontinued operations were assumed by Rayonier Advanced Materials, and as part of the separation agreement you have been indemnified, released and discharged from any liability related to sites of your former performance fibers business.  However you further indicate you cannot provide any assurance that a court will enforce your indemnification right if challenged or that Rayonier Advanced Materials will be able to fund any amounts for indemnification owed to you.  In light of the fact that Rayonier Advanced Materials has increased its environmental liabilities subsequent to the spin-off, please tell us how you considered the disclosure requirements of ASC 450-20 regarding this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
   Commodities